                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company

                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

=============================================================================

      Transaction Valuation*                          Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $8,559,980.25                                     $692.50
================================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                  N/A
Form or Registration No.:                                                N/A
Filing Party:                                                            N/A
Date Filed:                                                              N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities Exchange Commission on June 20, 2003 by KAGT Holdings, Inc. ("Parent"), KAGT Acquisition Corp. ("Purchaser"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, less any required withholding taxes and without interest thereof, upon the terms and subject to the conditions set forth in the related offer to purchase dated June 20, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12

      Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

      1. The last sentence of the first paragraph of the cover page of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "CERTAIN STOCKHOLDERS OF THE COMPANY (AS SPECIFIED IN SECTION 12 "PURPOSE OF THE OFFER; THE MERGER AGREEMENT; OTHER RECAPITALIZTION ARRANGEMENTS; PLANS FOR THE COMPANY - THE TENDER AGREEMENTS") HAVE AGREED TO TENDER AN AGGREGATE OF 33.9% OF THE OUTSTANDING FULLY DILUTED SHARES (AS DEFINED IN THE MERGER AGREEMENT) (INCLUDING IN THE MONEY OPTIONS) IN THE OFFER AT A PRICE OF $0.85 PER SHARE NET TO THE SELLER IN CASH."

      2. The first two sentences of the first paragraph in Section 4 of the Offer to Purchase entitled "Acceptance for Payment and Payment" beginning on page 13 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

            "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for the Shares in order to comply in whole or in part with any required regulatory or governmental approvals, including, without limitation, pursuant to the HSR Act, if applicable."

      3. The third sentence of the first full paragraph on page 19 of the Offer to Purchase in Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company - Available Information" is hereby amended and restated to read in its entirety as follows:

            "Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549."

      4. The last sentence of Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" on page 21 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "Copies of such information should also be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

      5. Section 10 of the Offer to Purchase is amended by adding the following paragraph at the end of the Section:

            "Under the terms of the Debt Commitment Letter, Foothill and Silver Point will extend a senior secured credit facility in an aggregate amount of up to $119,000,000. This loan facility will be in the form of a revolving credit facility (the "Revolver") of up to $70,000,000 (less the aggregate amount of any letters of credit outstanding in an amount not to exceed $10,000,000), one term loan ("Term Loan A") of up to $22,000,000 and a second term Loan ("Term Loan B") of up to $27,000,000. Amounts outstanding under the Revolver will bear interest, at the borrowers' option, at (a) the rate of interest announced within Wells Fargo at its principal office in San Francisco as its "prime rate" (the "Base Rate") plus 1.5 percentage points or (b) at the LIBOR rate plus 3 percentage points. Amounts outstanding under Term Loan A will bear interest at the Base Rate plus 2 percentage points, while amounts outstanding under the Term Loan B will bear interest at the Base Rate plus 8.25% (or a minimum of 12.5%). The Revolver and Term Loan A each would have a term of five years from the closing date and the Term Loan B would have a term of four years from the closing date. These terms are conditioned upon, among other things, the execution and delivery of mutually acceptable loan documents. The Debt Commitment Letter is filed as Exhibit (b)(1) to the Schedule TO. You should read the Debt Commitment Letter in its entirety for a more complete description of the matters summarized in this paragraph."

      6. The first sentence of Section 12 of the Offer to Purchase entitled "Purpose of the Offer; the Merger Agreement: Other Recapitalization Arrangements; Plans for the Company - The Lock-Up Agreement" in the subsection of Section 12 of the Offer to Purchase entitled "The Lock-Up Agreement" on page 34 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "Fleet National Bank, Bank of America, N.A., Wachovia Bank, N.A., JP Morgan Chase Bank, The Bank of New York, Sovereign Bank, Suntrust Bank, N.A., Citizens Bank of Massachusetts, The Bank of Nova Scotia, PB Capital Corporation, GE Capital CFE, Inc. (such persons collectively constituting all of the Lenders) have entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Company and Parent dated June 12, 2003, pursuant to which the Lenders have agreed, subject to the completion of definitive documentation, to cancel all obligations owing them under the Company Credit Agreement and cancel all warrants for Shares issued by the Company to the Lenders at an aggregate price equal to the sum of (a) either (i) 55% of the face value of the outstanding debt under the Company Credit Agreement as of June 12, 2003 in cash or (ii) 53% of the face value of the outstanding debt under the Company Credit Agreement as of June 12, 2003 in cash and options to receive 2% of the fully diluted common stock of Parent as of the closing date of the Recapitalization Transactions; (b) accrued interest and 100% of the amounts borrowed after June 12, 2003; and (c) cash in the amount of

            2% of the outstanding debt under the Company Credit Agreement as of June 12, 2003 in the event that the Company's Consolidated EBITDA (as defined in the Company Credit Agreement) exceeds $48,000,000 for the 2004 fiscal year.

      7. A new sentence is hereby added to Section 12 of the Offer to Purchase entitled "Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company" directly following the first sentence of the subsection of Section 12 of the Offer to Purchase entitled "The Lock-Up Agreement" on page 34 of the Offer to Purchase to read in its entirety as follows:

            "Under the terms of the Lock-Up Agreement, the Lenders have the right to determine whether a portion of their compensation will be in stock in the manner described in clause (a) of the preceding sentence."

      8. The first sentence of Section 12 of the Offer to Purchase entitled "Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company - The Tender Agreements" in the subsection of Section 12 of the Offer to Purchase entitled "The Tender Agreements" on page 35 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "Parent and the Purchaser have entered into Tender Agreements (the "Tender Agreements") with Applied Printing Technologies, L.P., Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernaur, Jr. and each of the Lenders (collectively, the "Principal Shareholders"), who together own 33.9% (including in-the-money options) of the Fully Diluted Shares, whereby the Principal Shareholders have agreed to tender their Shares to the Purchaser in the Offer within 10 days following the commencement of the Offer at $0.85 per share."

      9. The clause immediately preceding the last paragraph in Section 14 of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 38 of the Offer to Purchase is amended and restated to read in its entirety as follows:

            "which, in the sole and good faith judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (excluding a circumstance relating solely from a willful and material breach by Parent or the Purchaser), makes it inadvisable to proceed with such acceptance for payment or payment.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    KAGT HOLDINGS, INC.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KAGT ACQUISITION CORP.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KOHLBERG INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG TE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By: /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG PARTNERS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

Dated:  July 7, 2003

                                INDEX TO EXHIBITS


EXHIBIT NUMBER      DOCUMENT
--------------      --------
*(a)(1)             Offer to Purchase dated June 20, 2003.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)             Form of Letter to Clients for Use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees.

*(a)(6)             Form of Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

*(a)(7)             Press Release issued by the Company on June 13, 2003
                    (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on June 13, 2003).

*(a)(8)             Summary Advertisement published in New York Times on
                    June 20, 2003.

*(b)(1)             Commitment Letter, dated May 20, 2003 among Foothill
                    Capital Corporation, Silver Point Capital, L.P. and
                    Kohlberg Management IV, L.L.C.

*(b)(2)             Equity Commitment Letter, dated May 8, 2003, from
                    Kohlberg Management IV, L.L.C. to the Company.

*(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

*(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative
                    Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

*(d)(3)             Form of Subordinated Notes Undertaking, dated as of
                    April 29 and May 7, 2003, among the Company and each of Ionian Nominees Limited, Securities Management Trust,
                    Vasiliou & Co. Inc., Credit Suisse First Boston Equities
                    Nominees Limited, Merrill Lynch, Maldon Electric
                    Securities Limited, EAP Securities Limited and New
                    Centurion Trust Limited.

*(d)(4)             Form of Preference Shares Undertaking, dated as of June 12,
                    2003, among the Company, Wace Group Limited and each

                    of Aberdeen Asset Managers Ltd, New Star Asset Management
                    Limited and INVESCO Asset Management Limited.

*(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied
                    Graphics Technologies (UK) Limited.

*(d)(6)             Confidentiality Agreement dated March 20, 2003 between the
                    Company and Kohlberg Management IV, L.L.C.

*(d)(7)             Tender Agreement dated June 12, 2003 among Parent, the
                    Purchaser and Applied Printing Technologies, L.P.

*(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

*(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of Fred Drasner, Martin Krall, Joseph
                    Vecchiolla, David Parker and Marne Obernauer, Jr.

(g)                 None.

(h)                 None.

*Previously Filed